UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tufin Software Technologies Ltd

(Name of Issuer)
Ordinary Shares, NIS 0.015 par value

(Title of Class of Securities)
M8893U102

(CUSIP Number)

February 16, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8893U102	SCHEDULE 13G

1		NAME OF REPORTING PERSONS EVR Research LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,360,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,360,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,360,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12		TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

CUSIP No. M8893U102	SCHEDULE 13G

1		NAME OF REPORTING PERSONS EVR Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,360,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,360,000*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,360,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12		TYPE OF REPORTING PERSON CO

*See Item 4 for additional information.

CUSIP No. M8893U102	SCHEDULE 13G

Item 1.	(a) Name of Issuer

Tufin Software Technologies Ltd (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

5 Hashalom Road, ToHa Tower, Tel Aviv, Israel, 6789205

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by EVR Research LP, a Delaware limited partnership (the “Firm”) and EVR Master Fund, LP, a Cayman Islands exempted company (“EVR Master”). The address for the Firm is 411 Libbie Avenue, Suite 3, Richmond, VA 23226. The address for EVR Master is 411 Libbie Avenue, Suite 3, Richmond, VA 23226.

Item 2.	(d) Title of Class of Securities

Ordinary Shares, NIS 0.015 par value (the “Ordinary Shares”)

Item 2.	(e) CUSIP No.:

M8893U102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

(a)   ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)   ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)   ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)   ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)   ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)    ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)   ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)   ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)   ☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

CUSIP No. 448579102	SCHEDULE 13G

Item 4. Ownership

Information with respect to the Firm’s and EVR Master’s ownership of securities of the Issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm and EVR Master.

The Firm is the investment manager to EVR Master, EVR Opportunity Fund, LP, a Delaware limited partnership (“Onshore Feeder Fund”), and EVR Offshore Partners Fund, LTD, a Cayman Islands exempted company (“Offshore Feeder Fund”) (together with the EVR Master and Onshore Feeder Fund, “the EVR Funds”).

As of February 16, 2022, the Firm may be deemed to beneficially own an aggregate of 2,360,000 shares of Ordinary Shares, all of which are held by EVR Master.  The number of shares reported above consists of (i) 1,630,000 Ordinary Shares and (ii) call options exercisable into 730,000 Ordinary Shares held by EVR Master. The Firm, as the investment manager to the EVR Funds, may be deemed to beneficially own these securities. Benjamin Wolf Joffe is the managing member of the general partner of the Firm and exercises investment discretion with respect to these securities.

Ownership percentages are based on 37,851,120 shares of Ordinary Shares reported as issued and outstanding as of December 31, 2021 in the Issuer’s press release entitled “Tufin Announces Fourth Quarter and Full Year 2021 Results” included as an Exhibit to the Form 6-K filed with the Securities and Exchange Commission on February 10, 2022.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M8893U102	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2022

EVR Research LP

By: /s/ Charles Portz

Charles Portz, Chief Compliance Officer

EVR Master Fund, LP

By: /s/ Charles Portz

Charles Portz, Chief Compliance Officer

CUSIP No. M8893U102	SCHEDULE 13G

Exhibit Index

1. Joint Filing Agreement dated as of February 25, 2022, by and between EVR Research LP and EVR Master Fund, LP